September 12, 2024

Ian F. Borden
Executive Vice President and Global Chief Financial Officer
McDonald's Corporation
110 North Carpenter Street
Chicago, Illinois 60607

       Re: McDonald's Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed February 22, 2024
           File No. 001-05231
Dear Ian F. Borden:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Employee Benefit Plans, page 57

1. The consolidated statement of comprehensive income discloses amounts in regard to defined benefit pension plans. Please explain to us why you have not provided applicable disclosure for these plans in accordance with ASC 715-20-50.
 September 12, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services